Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 3)

                                       And

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 15)*

                                     Rexel, Inc.

                            (Name of Subject Company)

                                Francois Pinault
                            S.C.A. Financiere Pinault
                   International Technical Distributors, Inc.
                                   Rexel S.A.


                                    (Bidders)

                      Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    969207109


                      (CUSIP Number of Class of Securities)

                   Pierre Chareyre, Rexel S.A., 25 rue de Clichy, 75009 Paris,
                              France
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                 With copies to:
Jean-Francois Carreras, Esq.                       Joel A. Adler, Esq.
Sokolow, Dunaud, Mercadier & Carreras              McDermott, Will & Emery
100, Rue Malesherbes                               50 Rockefeller Plaza
75017 Paris, France                                New York, New York 10020-1605
011-33-1-44-29-11-00                               (212) 547-5400

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                            New York, New York 10019
                                 (212) 403-1309

     * This Statement also constitutes Amendment No. 14 to the Statement on
Schedule 13D of the Bidders with respect to the Common Stock, par value $1.00 per share, of Rexel, Inc. which may be deemed to be beneficially owned by the Bidders.

     ** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Rexel S.A. (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     24,805,571 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 93.0%, according to the Company's records as of November 20, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     International Technical Distributors, Inc. (64-0740911)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     WC, AF, BK
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     New York
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     16,291,548 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 61.1%, according to the Company's records as of November 20, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     S.C.A. Financiere Pinault (foreign entity - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     24,805,571  shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 93.0%, according to the Company's records as of November 20, 1997.
________________________________________________________________________________

     CO
________________________________________________________________________________


________________________________________________________________________________
1)   Name of Reporting Person S.S. or I.R.S. Identification No. Of Person

     Francois Pinault (foreign individual - no number available)
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions)

     NA
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [_]
________________________________________________________________________________
6)   Citizenship or Place of Organization

     France
________________________________________________________________________________
7)   Aggregate Amount Beneficially Owned by Each Reporting Person

     24,805,571 shares of common stock
________________________________________________________________________________
8) Check If the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

     [_]
________________________________________________________________________________
9)   Percent of Class Represented by Amount in Row (7)

     Approximately 93.0%, according to the Company's records as of November 20, 1997.
________________________________________________________________________________
10)  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________


     This filing constitutes Amendment No. 3 to the Tender Offer Statement on
Schedule 14D-1 and Amendment No. 15 to the Statement on Schedule 13D (this "Statement") filed by Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), S.C.A. Financiere Pinault, the ultimate corporate parent of Parent ("SFP"), and Francois Pinault, the Managing General Partner of SFP ("Pinault"). This Statement is being filed in connection with the expiration of the Offer for the Shares of the Company by ITD and is amended in the manner indicated below. Parent has been informed that as of midnight on November 20, 1997, 11,644,090 Shares were validly tendered and not properly withdrawn.

Schedule 13D, Item 5.  Interest in Securities of the Issuer
Schedule 14D-1, Item 6.  Interest in Securities of the Subject Company

     The foregoing items are supplemented as follows:

     As a result of purchases pursuant to the Offer (11,644,090 Shares), SFP, Artemis S.A., Societe Anonyme Professionelle de Distribution, Pinault-Printemps-Redoute S.A., Parent and Pinault beneficially own 24,805,571 Shares of the Company, representing approximately 93.0% of the outstanding Shares and Purchaser beneficially owns 16,291,548 Shares of the Company, representing
approximately 61.1% of the outstanding Shares.   The following persons sold the
number of Shares indicated in parentheses: Serge Weinberg (1,000); John B. Fraser (3,000); Allan M. Gonopolsky (3,894); Austin List (1,000); Robert M. Merson (46,386) and Gerald E. Morris (3,000). All Shares were purchased and sold pursuant to the Offer at $22.50 on November 20, 1997.

Schedule 14D-1, Item 11.  Material to Be Filed as Exhibits.

     (c)(11) Press release issued by the Company on November 17, 1997 (incorporated by reference to Exhibit (d)(16) of Amendment No. 2 to Schedule 13E-3 of the Company et al dated November 21, 1997 ("Amendment No. 2")).

     (c)(12) Press release issued in New York by Rexel S.A. on November 21, 1997 (incorporated by reference to Exhibit (d)(17) of Amendment No. 2).

     (c)(13) Press release issued in Paris by the Company on November 21, 1997 (English language translation) (incorporated by reference to Exhibit (d)(18) of Amendment No. 2).







REXEL S.A.                                   INTERNATIONAL TECHNICAL
                                             DISTRIBUTORS, INC.

        /s/ Alain Redheuil               /s/ Alain Redheuil
 By:____________________________  By: ___________________________
      Name:     Alain Redheuil         Name:     Alain Redheuil
      Title:    Chairman & CEO         Title:    President


S.C.A. Financiere Pinault

      /s/ Francois Pinault*            /s/ Francois Pinault*

 By:____________________________  _______________________________
      Name:     Francois Pinault       Name:     Francois Pinault
      Title:    Managing  General
                Partner




By:  Emmanuel Cueff, Attorney-in-Fact